Exhibit 12

ALLBRITTON COMMUNICATIONS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	1998		1999	2000	2001	2002
Pretax income from continuing operations	(3,872)		7,892	23,380	10,986	7,469

Fixed charges:
Interest, including capitalized interest	44,224		42,038	42,096	41,566	41,661
Amortization of deferred financing costs	1,145		1,149	1,149	1,199	1,295
Amortization of debt discount	116		116	116	116	117
Rental expense	1,067		1,068	1,056	1,089	1,254

Total fixed charges	46,552		44,371	44,417	43,970	44,327

Total earnings, net of capitalized interest	42,680		52,263	67,797	54,956	51,579

Ratio of earnings to fixed charges	(a	)	1.18	1.53	1.25	1.16

	As Adjusted (b) Fiscal Year Ended September 30, 2002	Six Months Ended March 31,			As Adjusted (b) Six Months Ended March 31, 2003
		2002	2003
Pretax income from continuing operations	12,427	2,211	(13,485)		13,098

Fixed charges:
Interest, including capitalized interest	36,774	20,905	22,042		18,363
Amortization of deferred financing costs	1,131	625	658		604
Amortization of debt discount	210	58	60		75
Rental expenses	1,254	645	641		641

Total fixed charges	39,369	22,233	23,401		19,683

Total earnings, net of capitalized interest	51,579	24,444	9,916		32,781

Ratio of earnings to fixed charges	1.31	1.10	(a	)	1.67

(a)	Due to a pre-tax loss for the year ended September 30, 1998 and for the six months ended March 31, 2003, earnings were inadequate to cover fixed charges. Additional earnings of $3,872 and $13,485 would have been required to attain a ratio of one-to-one for the year ended September 30, 1998 and the six months ended March 31, 2003, respectively.

(b)	The as adjusted ratio of earnings to fixed charges for the fiscal year ended September 30, 2002 and for the six months ended March 31, 2003 gives effect to (1) the issuance of the prior notes and the use of the net proceeds thereof, as well as borrowings under our senior credit facility, to purchase and redeem our 9 3/4% debentures and (2) the issuance of the initial notes and the use of proceeds from their sale to redeem our 8 7/8% notes and repay borrowings under our senior credit facility, as if each had occurred on October 1, 2001.